Exhibit 99.1

FORM 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

January 21, 2022

3.	News Release

A news release, in French and English versions, was issued on January 21, 2022 through Business Wire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced filing of a prospectus supplement for at-the-market offering.

5.	Full Description of Material Change

The Corporation announced that it has filed a prospectus supplement establishing a new at-the-market equity offering (the “ATM Offering”). Canaccord Genuity is acting as lead agent for the ATM Offering and B. Riley and Roth Capital Partners are acting as co-agents (collectively, the “Agents”). The ATM Offering will allow the Corporation to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Corporation (the “Common Shares”) from time to time, at the Corporation’s discretion. Any sales of Common Share under the ATM Offering will be made through “at-the-market distributions” as defined in Regulation 44-102 respecting Shelf Distributions, including sales made directly on the TSX Venture Exchange or the New York Stock Exchange or on any other trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the market prices prevailing at the time of the sale. The Corporation is not obligated to make any sales of Common Shares under the ATM Offering.

The net proceeds of the ATM Offering are expected to be used for the development of the Matawinie graphite mine and the Bécancour battery material plant, and for general working capital and corporate expense needs.

Distributions of the Common Shares through the ATM Offering will be made pursuant to the terms of an equity distribution agreement dated January 21, 2022 (the “Distribution Agreement”) by and among the Corporation and the Agents, pursuant to which the Corporation may distribute Common Shares under the ATM Offering from time to time through the Agents, in accordance with the terms of the Distribution Agreement.

A prospectus supplement (the “Prospectus Supplement”) to the Corporation’s short form base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022 (the “Base Shelf Prospectus”) has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, and with the United States Securities and Exchange Commission as part of the Corporation’s registration statement Form F-10 (the “Registration Statement”) under the United States/Canada multijurisdictional disclosure system. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Corporation and the ATM Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Corporation has filed for more complete information about the Corporation and the ATM Offering before making an investment decision.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo
Chief Legal Officer and Corporate Secretary
Telephone: (450) 757-8905 #405

9.	Date of Report

January 26, 2022